Exhibit 99.2

VIA SEDAR

September 2, 2011

British Columbia Securities Commission	Alberta Securities Commission
Saskatchewan Securities Commission	Manitoba Securities Commission
Ontario Securities Commission	Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission	The Toronto Stock Exchange

Dear Sirs:

Re: Burcon NutraScience Corporation - Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure, the matters voted upon and the outcome of the votes at the Annual General Meeting of Shareholders of Burcon NutraScience Corporation (the "Corporation") held on September 1, 2011 in Vancouver, British Columbia are as follows:

1.	Election of Directors

According to proxies received and a vote by show of hands, the following individuals were elected as directors of the Corporation until the next annual meeting, with the following results:

Nominee	Votes For	%	Votes	%	Non-%
			Withheld		Vote
Allan Yap	12,537,328	92.75	560,995	4.15	418,949	3.1
Johann F. Tergesen	13,005,623	96.21	92,700	0.69	418,949	3.1
Rosanna Chau	13,021,123	96.33	77,200	0.57	418,949	3.1
Paul Westdal	12,725,675	94.14	372,648	2.76	418,949	3.1
Lawrence Wang	12,664,625	93.69	433,698	3.21	418,949	3.1
David Lorne John Tyrrell	12,475,332	92.29	622,991	4.61	418,949	3.1
Alan Chan	13,035,623	96.44	62,700	0.46	418,949	3.1
Matthew Hall	13,095,223	96.88	3,100	0.02	418,949	3.1
J. Douglas Gilpin	12,932,927	95.68	165,396	1.22	418,949	3.1

2.	Appointment of Auditors

According to proxies received and a vote by show of hands, PricewaterhouseCoopers LLP were re-appointed as auditors of the Corporation for the ensuing year, with the following results:

	Votes For	%	Votes Withheld	%
Appointment of Auditor	13,086,484	96.81	430,698	3.19

3.	Amendment of Share Option Plan

A vote by ballot was conducted with respect to the amendment to the Corporation’s Share Option Plan. According to the vote by ballot, the amendment to the Corporation’s Share Option Plan was approved by ordinary resolution, with the following results:

	Votes For	%	Votes Against	%	Non-%
					Vote
Amendment to Share Option Plan	12,522,578	92.64	576,045	4.26	418,949	3.1

BURCON NUTRASCIENCE CORPORATION
By:	“Dorothy K.T. Law”
Name: Dorothy K.T. Law
Title:	Senior Vice President, Legal and Corporate Secretary